Filed by: CVB Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Heritage Commerce Corp

Commission File No.: 000-23877

Date: January 22, 2026

This filing relates to the proposed transaction between CVB Financial Corp. (“CVBF”) and Heritage Commerce Corp (“HTBK”) pursuant to the Agreement and Plan of Reorganization and Merger, dated as of December 17, 2025, by and between CVBF and HTBK.

On January 22, 2026, CVBF conducted its earnings call for the fourth quarter and year ended 2025. During the call, CVBF discussed and responded to questions regarding the pending mergers with HTBK and Heritage Bank of Commerce. Below are excerpts from the earnings call transcript pertaining to discussions about the pending mergers.

CVB Financial Corp. (CVBF) Q4 2025 Earnings Call January 22, 2026 10:30 AM EST

Company Participants

E. Nicholson - Executive VP & CFO

David Brager - President, CEO & Director

Conference Call Participants

Matthew Clark - Piper Sandler & Co., Research Division

David Feaster - Raymond James & Associates, Inc., Research Division

Andrew Terrell - Stephens Inc., Research Division

Gary Tenner - D.A. Davidson & Co., Research Division

Kelly Motta - Keefe, Bruyette, & Woods, Inc., Research Division

Timothy Coffey - Janney Montgomery Scott LLC, Research Division

[…]

Matthew Clark:

Great. And then last one for me. Just on the Heritage deal. Any update on how it’s progressing?

David Brager:

Yes. So everything is going well. We’ve toured their offices and their headquarters, almost all of their offices. We are in — we’re getting ready from an application perspective and the proxy perspective. But everything is going according to plan right now. We still anticipate second quarter close and a second quarter systems conversion. And I think that’s where we are. Obviously, there’s still game to be played there, but everything is looking good so far.

[…]

Gary Tenner:

I had just a follow-up on the loan yields in the quarter. Even excluding the interest recovery, as you pointed out, Allen, the loan yield was up 7 basis points. Was that pretty exclusively driven by the increased C&I outstandings between general C&I and the ag portfolio? I just wanted to make sure there weren’t any other dynamics during the quarter that impacted.

E. Nicholson:

I mean I wouldn’t point to anything — one thing. I mean, dairy goes up, but really, I think the dairy borrowing to a higher percentage of our overall loans probably drove about a basis point improvement in loan yields. So a little bit on the mix. But once again, I think the bulk of our loans are commercial real estate, and it really goes back to the back book conversation.

They’re slowly repricing — and as we have the payoffs, we’re replacing them with higher yields. So that concept is probably still the biggest driver...

David Brager:

And new production.

E. Nicholson:

New production versus what’s rolling off out there.

Gary Tenner:

Okay. Great. And then just looking forward to the HCP transaction, any expectations at this point of kind of any day 1 restructuring of their balance sheet or otherwise?

E. Nicholson:

The only thing we’ve announced, Gary, is that we do plan on selling approximately $400 million of single-family loans that Heritage has — these are not really customers they were purchased. And the duration is very long on them.

So even though we’ll get to mark them to market, and there’s a lot of accretion there that if we kept them at significant accretion, but still they’re very low coupon, 30-year mortgages. We don’t really care for the duration, and they’re not associated with customers. So we’ll sell those and reinvest into investments with shorter durations.

Gary Tenner:

Okay. And I was in the merger announcement, but beyond that, no other — nothing at this point.

[…]

Kelly Motta:

Got it. That’s helpful. Maybe switching to the buyback. You were really this quarter. And then obviously, you had announced Heritage Commerce site in the quarter. Wondering, is it fair to say that you’re out of the market at least until the deal closes, just wondering...

E. Nicholson:

Yes. I mean, obviously we’re — we’ll be issuing an S-4 prospectus. So we’ve been out of the market since the beginning of December. And the Board reevaluate that once we close the merger.

[…]

Timothy Coffey:

Okay. And then post the closed deal with Heritage Commerce Bank, we look out back half of this year and the next year. Dave, do you anticipate the addition of Heritage Commerce to materially change your outlook for loan growth?

David Brager:

Yes. Well, look, I think it just depends on a couple of different factors. We are, as you know, sort of slow and steady wins the race. Heritage has been growing a little faster than we have. I’m sure there’ll be some combination of that. We’re going into new markets. We’re going to be able to help their clients grow even — they’ll be able to do more for their clients than they can do for them today.

So I think there’s some definite tailwinds with respect to that. But we got to make sure we get to close, we get it integrated. We we go through the culture things to make sure they understand how we do things. So I think for the most part, there could be some benefit to that for our overall loan growth, but we’re going to maintain the same credit quality that we’ve maintained and the same credit quality that they’ve maintained.

So we’ll have to evaluate that as we combine everything and see where we are. But I do think there’s a lot of opportunity in those markets for what we have to offer, not just from the loan perspective, but also from just the overall product array that we have relative to the product array they have.

Timothy Coffey:

Sure. Yes. And a bigger balance sheet will help them a lot.

David Brager:

Exactly.

[…]

David Brager:

Great. Thank you. Citizens Business Bank continues to perform consistently in all operating environments. Our solid financial performance is highlighted by our 195 consecutive quarters or more than 48 years of profitability and 145 consecutive quarters of paying cash dividends. We remain focused on our mission of banking the best small- to medium-sized businesses and their owners through all economic cycles.

I’d like to thank our customers and associates for their commitment and loyalty, and we look forward to a successful 2026 and the pending merger with Heritage Bank Commerce. Thank you for joining us this quarter. We appreciate your interest and look forward to speaking to you in April for our first quarter 2026 earnings call. You can always let Allen and I know if you have any questions. Have a great day. Thank you.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction (including statements about the future financial and operating results and impact on CVBF’s earnings and tangible book value per share), the plans, objectives, expectations and intentions of CVB Financial Corp. (“CVBF”) and Heritage Commerce Corp (“Heritage”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that may change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, project, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: difficulties and delays in integrating Heritage’s business, key personnel and customers into CVBF’s business and operations, and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and other business disruption following the merger, including difficulties in maintaining relationships with employees; supply and demand for commercial or residential real estate and periodic deterioration in real estate prices and/or values in California or other states where CVBF and Heritage lend; a sharp or prolonged slowdown or decline in real estate construction, sales or leasing activities; CVBF’s or Heritage’s ability to retain and increase market share, to retain and grow customers and to control expenses; the costs or effects of mergers, acquisitions or dispositions CVBF may make, whether CVBF and Heritage are able to obtain any required governmental approvals in connection with any such mergers, acquisitions or dispositions, and/or CVBF’s ability to realize the contemplated financial or business benefits associated with any such mergers, acquisitions or dispositions; CVBF’s or Heritage’s relationships with and reliance upon outside vendors with respect to certain of CVBF’s or Heritage’s key internal and external systems, applications and controls; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Agreement and Plan of Reorganization and Merger to which CVBF and Heritage are parties; changes in the financial performance and/or condition of CVBF’s or Heritage’s borrowers or depositors; fluctuations in CVBF’s or Heritage’s share price before closing, and the resulting impact on CVBF’s ability to raise capital or to make acquisitions, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; CVBF’s ability to recruit and retain key executives, board members and other employees; the failure of CVBF or Heritage to obtain regulatory or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the proposed merger on a timely basis or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the dilution caused by the issuance of shares of CVBF’s common stock in the transaction; possible impairment charges to goodwill, including any impairment that may result from increased volatility in CVBF’s or Heritage’s stock price; possible credit-related impairments or declines in the fair value of loans and securities held by CVBF or Heritage; volatility in the credit and equity markets and its effect on the general economy, and local, regional, national and international economic and market conditions, political events and public health developments and the impact they may have on CVBF or Heritage, their customers and their capital, deposits, assets and liabilities; CVBF’s or Heritage’s ability to attract deposits and other sources of funding or liquidity; changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; catastrophic events or natural disasters, including earthquakes, drought, climate change or extreme weather events that may affect CVBF’s or Heritage’s assets, communications or computer services, customers, employees or third-party vendors; public health crises and pandemics, and their effects on the economic and business environments in which CVBF and Heritage operate; the strength of the United States economy and the strength of the local economies in which we conduct business; the effects of, and changes in, immigration, trade, tariff, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; the impact of changes in financial services policies, laws, regulations, and ongoing or unanticipated regulatory or legal proceedings or outcomes, including those concerning banking, taxes, securities, and insurance, and the application thereof by regulatory agencies; the effectiveness of CVBF’s or Heritage’s risk management framework, quantitative models and ability to manage the risks involved in regulatory, legal or policy changes; the risks associated with CVBF’s or Heritage’s loan portfolios, including the risks of any geographic and industry concentrations; the impact of systemic or non-systemic failures, crisis or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; CVBF’s or Heritage’s ongoing relations with various federal and state regulators, including, but not limited to, the SEC, Federal Reserve Board, FDIC, Office of the Comptroller of the Currency, and California DFPI; and other factors that may affect the future results of CVBF and Heritage.

Additional factors that could cause results to differ materially from those described above can be found in CVBF’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on CVBF’s website at http://www.cbbank.com under the “Investors” tab, and in other documents CVBF files with the SEC, and in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on Heritage’s website, https://www.heritagecommercecorp.com, under the “Investor Relations” tab and in other documents Heritage files with the SEC, and in each case, in particular, the discussion of “Risk Factors” set forth in such filings.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither CVBF nor Heritage assumes any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If CVBF or Heritage updates one or more forward-looking statements, no inference should be drawn that CVBF or Heritage will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

In connection with the proposed merger, CVBF will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of CVBF and Heritage and a Prospectus of CVBF (the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the Mergers. Certain matters in respect of the proposed merger involving CVBF and Heritage will be submitted to CVBF’s shareholders or Heritage’s shareholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Before making any voting or investment decision, security holders of CVBF and security holders of Heritage are urged to carefully read the entire registration statement and the Joint Proxy Statement/Prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed merger. The documents filed by CVBF and Heritage with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CVBF may be obtained free of charge at CVBF’s website at http://www.cbbank.com under the “Investors” tab or at Heritage’s website at http://www.heritagecommercecorp.com under the “Investor Relations” tab. Alternatively, these documents, when available, can be obtained free of charge by directing a written request to CVBF, Attention: Investor Relations, 701 North Haven Avenue, Ontario, CA 91764, or by calling (909) 980-4030, or to Heritage Commerce Corp, Attention: Investor Relations, 224 Airport Parkway, San Jose, CA 95110, or by calling (408) 947-6900.

PARTICIPANTS IN THE SOLICITATION

CVBF, Heritage, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CVBF’s shareholders or Heritage’s shareholders in connection with the proposed merger under the rules of the SEC.

Information regarding CVBF’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in CVBF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Board Oversight and Structure,” “Our Executive Officers,” “The Nominees” “Certain Relationships and Related Person Transactions,” “Director Compensation,” “Compensation Arrangements with our President and Chief Executive Officer,” “Compensation Arrangements with our Other Named Executive Officers,” “Summary of Compensation Table” and “How Much Stock Do CVB Financial Corp.’s Directors and Executive Officers Own” in CVBF’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2025 (available here); in the Form 8-K filed with the SEC on October 23, 2025 regarding the election of a new director (available here); and in other documents filed by CVBF with the SEC. Information regarding Heritage’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Heritage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 10, 2025 (available here); in the sections entitled “The Board and Corporate Governance,” “Director Compensation,” “Our Executive Officers,” “Executive Compensation,” “Beneficial Ownership of Common Stock,” and “Transactions with Management” in Heritage’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2025 (available here); and in other documents filed by Heritage with the SEC.

To the extent holdings of CVBF’s common stock by the CVBF directors and executive officers, or holdings of Heritage’s common stock by the Heritage directors and executive officers, have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/edgar/browse/?CIK=354647&owner=exclude, in the case of CVBF, and available at https://www.sec.gov/edgar/browse/?CIK=1053352&owner=exclude, in the case of Heritage). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus relating to the proposed merger. Free copies of this document and the above-mentioned Joint Proxy Statement/Prospectus when it becomes available, may be obtained as described in the preceding section titled “Additional Information About the Proposed Merger and Where to Find It.”